

September 27, 2010

Anthony A. DiTonno
President and Chief Executive Officer
NeurogesX, Inc.
2215 Bridgepointe Parkway, Suite 200
San Mateo, CA 94404

> **Re:** **NeurogesX, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the quarter ended June 30, 2010**
> **Definitive Proxy Statement on Schedule 14A Filed April 20, 2010**
> **File No. 001-33438**

Dear Mr. DiTonno:

We have reviewed your filings and have the following comments. Where indicated, please amend your Form 10-K in response to our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information and draft disclosure, or by advising us when you will provide this information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide us in response to our comments or any amendment to your filing, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1. Business, page 2

1. For each of the projects discussed on pages 9 through 14, please provide us proposed draft disclosure for your amendment that discloses the following information:

    - The costs incurred during each period presented and to date on the project; and
    - The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely.

    If you do not maintain any research and development costs by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that indicates the amount of the company's resources being used on the project.

2. We note from your disclosure that the two Qutenza Phase III HIV-DSP studies you conducted produced conflicting results. Please provide draft disclosure for your amendment which explains whether you intend to do a third study or not pursue the approval of Qutenza for this indication in the future. Please also discuss the nature of any meetings discussions you have had with the FDA concerning your plans.

Patents and Proprietary Rights, page 14

3. Please provide draft disclosure for your amendment which includes:
    - Identification of all of your material patents;
    - The products or technologies to which the patents relate;
    - The related expiration dates and jurisdictions that issued them;
    - Whether each patent is owned or in-licensed; and
    - If the patent is licensed, please identify from whom you license the patent and disclose the jurisdictions and time period applicable to your rights under the license in addition to the jurisdiction and expiration date of the underlying patent.

Form 10-Q for the quarter ended June 30, 2010

Note 2. Summary of Significant Accounting Policies

Product Revenue, page 5

4. Please provide us proposed draft disclosure to be included in future filings beginning with your September 30, 2010 Form 10-Q to your revenue recognition policy to clarify why you recognize Qutenza product revenue when it is shipped by your customer to physicians for administration to patients. In this regard, it is unclear whether the physician can return the product to your customer if they do not administer it to patients. If physicians can return the product, please substantiate to us why recognition upon shipment to the physician is appropriate if you cannot reasonably estimate returns. Assuming you can substantiate revenue recognition upon shipment to physicians, please include in your proposed revised disclosure what evidence you are using to determine when your customers have shipped your product to physicians. If this is based on information received from your customers, please tell us how you are validating the information received.

5. Please provide us proposed draft disclosure to be included in future filings beginning with your September 30, 2010 Form 10-Q disclose the term of the "launch phase" to the extent you are providing extended payment terms to your customers and are recognizing revenue only upon collection.

Revenue from Astellas Agreement, page 5

6. You state that the Astellas upfront license fee and option payments are accounted for as a single unit of account. Please provide us proposed draft disclosure to be included in future filings beginning with your September 30, 2010 Form 10-Q your accounting policy on how you are accounting for the other elements of the arrangement (i.e. milestones, royalties, etc).

Management's Discussion and Analysis of Financial Condition and Results of Operations
Comparison of the Three Months Ended June 30, 2010 and 2009, page 21

7. Please provide us proposed draft disclosure to be included in future filings beginning with your September 30, 2010 Form 10-Q to quantify the impact on cost of goods sold and gross margin of expensing manufacturing costs of Qutenza prior to regulatory approval. Please also include the extent of inventory you carry at zero or reduced cost resulting from expensing manufacturing costs prior to regulatory approval and when you expect this inventory to be shipped and recognized.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 22

8. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

9. Please provide draft disclosure to be included in your next annual meeting proxy statement that discloses whether the Board of Directors considers diversity, and if so how, in identifying nominees for director, as required by Item 407(c)(2)(vi) of Regulation S-K.

Benchmarking of Elements of Compensation, page 22

10. Please disclose in your amendment each of the third party compensation surveys you consulted to determine appropriate compensation levels.

Base Compensation, page 24

11. Please provide draft disclosure for your amendment which discusses each of the factors considered, for each named executive officer, by the Compensation Committee in determining the amount of the salary increases awarded to the named executive officers effective January 1, 2010.

Bonus Compensation, page 25

12. Please provide draft disclosure for your amendment which includes:
   • The individual and corporate performance goals applicable to each named executive officer and used to determine their annual bonuses and how each goal

was weighted, if applicable. To the extent that any of the performance goals were quantitative, your disclosure should also be quantitative.

- The threshold, target, and maximum levels of achievement of each performance goal, if applicable.
- The intended relationship between the level of achievement of corporate and individual performance goals and the amount of bonus to be awarded.
- The evaluation by the Committee of the level of achievement by each named executive officer of each of the corporate and individual performance goals applicable to them in determining that the executives "significantly exceeded" expectations.
- How the Committee determines the amount of the bonus to be paid in cash and the amount to be paid in equity.
- Any other factors that were considered by the Committee that modified the actual cash bonuses awarded.

Equity Awards, page 26

13. We note your disclosure that, "[t]he Committee's equity award determinations are based upon market data such as Radford Surveys." Please provide draft disclosure for your amendment that discusses the percentile of industry equity compensation the Committee targeted in determining the amounts of equity awards and the other factors considered in determining the amount of the equity awards, including the experience of the members of the Committee and the Board and the recommendations of the Chief Executive Officer.

Grants of Plan-Based Awards, page 29

14. We note that this table discloses four unique stock option grants that occurred in 2009, but that your Compensation Discussion and Analysis only addresses one grant awarded on January 15, 2009. Please provide draft disclosure for your amendment that discusses each of these grants, the factors considered for each named executive officer in determining to award the grants and the material terms of each grant. Further, please tell us how the grants disclosed in the Grants of Plan-Based Awards Table are used to determine the amounts of the Option Grants listed in the Summary Compensation Table.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mark Brunhofer, Review Accountant, at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Rosenthall at (202) 551-3674 or Jeffrey Riedler, Assistant Director, at (202) 551-3715 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant